                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 2002

                                     001-496
                         ------------------------------
                            (Commission File Number)

                                Title of the Plan
                                -----------------

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

               Issuer of the securities held pursuant to the Plan
               ---------------------------------------------------

                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                        STATEMENT OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                          at December 31, 2002 and 2001

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                      for the year ended December 31, 2002

                          NOTES TO FINANCIAL STATEMENTS

                             SUPPLEMENTAL SCHEDULES
      Schedule H, Part IV, Item 4(i) - Assets Held for Investment Purposes
            Schedule H, Part IV, Item 4(j) - Reportable Transactions

                       REPORTS OF INDEPENDENT ACCOUNTANTS

                                  EXHIBIT INDEX

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                (Dollars in thousands)
                                                                        December 31, 2002   December 31, 2001
                                                                        -----------------   -----------------
                                  Assets
Participant's interest in Hercules Incorporated Master Savings Trust       $         -        $    220,108
Investments                                                                    307,663                   -
Contributions receivable                                                           719                   -
                                                                           -----------        ------------
    Total assets                                                               308,382             220,108
                                                                           -----------        ------------
                                Liabilities
Loan payable                                                                    76,449                   -
                                                                           -----------        ------------
    Total liabilities                                                           76,449                   -
                                                                           -----------        ------------
    Net assets available for benefits                                      $   231,933        $    220,108
                                                                           ===========        ============

   The accompanying notes are an integral part of these financial statements.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

                                                                   (Dollars in thousands)
                                                                         Year Ended
                                                                     December 31, 2002
                                                                   ---------------------
ADDITIONS:
Investment income (loss)
Increase (decrease) to net assets attributed to:
     Net depreciation in fair value of investments (Note 3)          $         (66,166)
     Interest                                                                    4,394
     Dividends                                                                   2,537
Contributions:
     Participant                                                                12,742
     Employer                                                                   15,454
Transfers from other plans (Note 6)                                            131,829
                                                                     -----------------
            Net Additions                                                      100,790
                                                                     -----------------
DEDUCTIONS:
Deductions from net assets attributed to:
     Benefits paid to participants                                              31,798
     Administrative expenses                                                       330
Interest Expense                                                                 4,431
Transfers to other plans                                                        52,406
                                                                     -----------------
            Total Deductions                                                    88,965
                                                                     -----------------
            Net Increase                                                        11,825

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                                              220,108
                                                                     -----------------
End of year                                                          $         231,933
                                                                     =================

   The accompanying notes are an integral part of these financial statements.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN

         The following description of the Hercules Incorporated Savings and Investments Plan (the Plan) provides only general information. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         Upon hire, substantially all domestic Hercules Incorporated ("Hercules" or the "Company") employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, participants may elect to contribute up to 15% of their annual wages on either a pre- or post-tax basis, or a combination thereof. The Company contributes in the form of Hercules Incorporated common stock, 50% of the first 6% of the annual wages that an employee contributes to the Plan. Participants shall direct the investment of their monthly savings in any of the Plan's investment options, or a combination thereof.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum, equal to the lesser of $50,000 or 50% of their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

         On April 24, 2002, the Board of Directors of Hercules approved the merging of the BetzDearborn Inc. Employee Stock Ownership and 401(k) Plan (the "BetzDearborn Plan") into the Hercules Incorporated Savings and Investment Plan, effective March 1, 2002 (See Note 6).

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Hercules Blended Interest Fund is carried at cost plus investment earnings less withdrawals, which is equivalent to contract value. The market value for funds managed by The Vanguard Group are valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.


         Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date ("OVD") for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

3.       INVESTMENTS

         At the beginning of 2002, the assets of the Plan were held in the Hercules Incorporated Master Savings Trust. However, on April 29, 2002, the Board of Directors of the Company approved the appointment of The Vanguard Group (the "Trustee") as both the trustee and record keeper for the Plan, effective July 1, 2002. At December 31, 2002, the assets of the Plan are held by the Trustee.

         The following table presents the fair values of investments at December 31:


                                                     (Dollars in thousands)
                                                        2002         2001
                                                     ----------   ----------
*   Vanguard 500 Index Fund                          $   37,076   $        -
    Vanguard Explorer Fund                                4,799            -
    Vanguard Extended Market Index Fund                   1,852            -
*   Vanguard Growth & Income Fund                        19,146            -
    Vanguard International Growth Fund                    5,297            -
    Vanguard LifeStrategy Conservative Growth Fund        2,397            -
    Vanguard LifeStrategy Growth Fund                     1,383            -
    Vanguard LifeStrategy Income Fund                     1,365            -
    Vanguard LifeStrategy Moderate Growth Fund            3,955            -
*   Vanguard PRIMECAP Fund                               28,848            -
    Vanguard Small-Cap Value Index Fund                     643            -
    Vanguard Total Bond Market Index Fund                15,310            -
*   Vanguard Windsor II Fund                             16,360            -
*   Hercules Common Stock Fund                           73,203       28,318
    Loan Fund                                             4,852        4,241
*   Hercules Blended Interest Fund                       91,177       81,014
    Other Mutual Funds                                        -      106,535
                                                     ----------   ----------
                                                     $  307,663   $  220,108
                                                     ==========   ==========


*   Represents at least 5% interest at December 31, 2002.

         Net depreciation in fair value of investments for the Plan for the year ended December 31, 2002 is as follows:

                        (Dollars in thousands)
Hercules Common Stock        $   (26,949)
Mutual Funds                     (39,217)
                             -----------
                             $   (66,166)
                             ===========

4.       NON-PARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                 (Dollars in thousands)
                                           Investments      Loan      Net Assets
                                           -----------   ----------   ----------
December 31, 2001

Hercules Common Stock Fund
   Participant-directed                    $    19,348   $        -   $   19,348
   Non-participant-directed                      8,970            -        8,970
                                           -----------   ----------   ----------

                                           $    28,318   $        -   $   28,318
                                           ===========   ==========   ==========
December 31, 2002

Hercules Common Stock Fund
   Participant-directed                    $    25,597   $        -   $   25,597
   Non-participant-directed                      7,908            -        7,908
                                           -----------   ----------   ----------
                                                33,505            -       33,505
                                           -----------   ----------   ----------
Hercules ESOP Stock Fund
   Allocated Non-participant-directed      $    14,198   $        -   $   14,198
   Unallocated Non-participant-directed         25,500      (76,449)     (50,949)
                                           -----------   ----------   ----------
                                                39,698      (76,449)     (36,751)
                                           -----------   ----------   ----------
                                           $    73,203   $  (76,449)  $   (3,246)
                                           ===========   ==========   ==========

         Investment (loss) income for the year ended December 31, 2002 is as follows:


                                            (Dollars in thousands)

                                                   Hercules ESOP Stock Fund
                                                  ----------------------------
                                Hercules Common
                                  Stock Fund        Allocated     Unallocated
                                ---------------   -------------   ------------
Net (depreciation) in
  fair value of investments:      $  (1,860)       $   (6,909)    $   (11,585)
Transfers in from ESOP Plan               -            27,195         (46,102)
Employer contributions                1,020                 -          14,444
Benefit paid to participants           (233)           (7,786)              -
Interest expense                          -                 -          (4,431)
Allocation of shares under
  ESOP provision                          -             3,275          (3,275)
Net loan activity                        50                 -               -
Transfer to other investments
  options                                (4)           (1,577)              -
                                   ---------        ----------     -----------
Net (decrease) increase            $  (1,027)       $   14,198     $   (50,949)
                                   =========        ==========     ===========


5.       TAX STATUS


         On March 18, 2003, the United States Treasury Department advised the Company that the Plan as amended through January 28, 2002, is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter, to include, among other things, the merger of the BetzDearborn Plan (see Note 6). However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.



6.       MERGER OF BETZDEARBORN PLAN


         On April 28, 2002, pursuant to a Stock and Asset Purchase Agreement executed February 12, 2002 (the "Agreement"), the Company sold its BetzDearborn Water Treatment Business to GE Specialty Materials ("GESM"), a unit of General Electric Company (the "Water Treatment Business sale"). In accordance with the terms of the Agreement, the Company was required to take certain actions to facilitate the Water Treatment Business sale, as summarized below.


         On April 24, 2002, the Board of Directors of Hercules approved the merging of the BetzDearborn Plan into the Plan, effective March 1, 2002. In addition, the BetzDearborn Plan Trust was transferred from BetzDearborn Inc. to Hercules.


         Approximately 2,475 participants with net assets having a fair market value of $131,824 thousand at the time of the plan transfer, became part of the Plan. The following schedule summarizes the March 1, 2002 assets and liabilities of the BetzDearborn Plan which merged into the Plan:

                                         (Dollars in thousands)
                                              March 1, 2002
                                         ----------------------
Investments                                   $    177,926
Hercules stock ESOP - Unallocated                   40,359
Interest receivable                                  1,931
                                              ------------
   Total assets                                    220,216
                                              ------------

Loan payable - Prudential                           75,461
Loan payable - Hercules                             11,000
Interest payable                                     1,931
                                              ------------
   Total liabilities                                88,392
                                              ------------
   Transfer from the BetzDearborn Plan             131,824
   Transfers from other plans                            5
                                              ------------
      Total transfers from other plans        $    131,829
                                              ============

         Effective with the closing of the Water Treatment Business sale, the Board of Directors amended the BetzDearborn Plan to facilitate BetzDearborn Plan participants who are Water Treatment Business employees to make direct account rollovers to the GE 401(k) Plan, including: (i) full and immediate vesting of all account balances coincident with the closing of the Water Treatment Business sale, (ii) permitting transfers to and from Hercules stock accounts without restraint, (iii) allowing retention of the right to have Hercules stock accounts distributed in the form of stock certificates, and (iv) allowing the retention of the account balances and loans under the Plan. Of the $52,406 thousand transferred to other plans, $4,174 thousand was transferred to General Electric Company benefit plans. The remaining transfers were to IRA's and other qualified benefit plans.

         At December 31, 2001, prior to its merger into the Plan, the BetzDearborn Plan, had long-term debt with third parties of $75 million ("ESOP credit facility"), which was guaranteed by the Company, as well as $11 million of debt with the Company, pursuant to a loan agreement entered into with the Company in December 2001. This loan agreement permitted the Plan to borrow up to $86 million from the Company. On April 29, 2002, the Company used a portion of the proceeds from the Water Treatment Business sale to fully prepay the existing ESOP credit facility. Concurrent with this prepayment, the Plan borrowed the additional $75 million from the Company, pursuant to the aforementioned loan agreement. The $75 million promissory note requires quarterly payments of $250 thousand and the $11 million note requires annual payments of $200 thousand. Any remaining principal balance on either note is payable December 31, 2020. Outstanding borrowings under the promissory notes are $76 million at December 31, 2002.

7.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN                     SCHEDULE I
SUPPLEMENTAL SCHEDULE H, PART IV, ITEM 4(i)
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

                                                                                      (Dollars in thousands)
Identity of Issue                                         Investment Type              Cost     Current Value
-------------------------------------------------------------------------------------------------------------
* Vanguard 500 Index Fund                          Registered Investment Company    $   40,854    $   37,076
* Vanguard Explorer Fund                           Registered Investment Company         5,451         4,799
* Vanguard Extended Market Index Fund              Registered Investment Company         1,832         1,852
* Vanguard Growth & Income Fund                    Registered Investment Company        21,550        19,146
* Vanguard International Growth Fund               Registered Investment Company         5,661         5,297
* Vanguard LifeStrategy Conservative Growth Fund   Registered Investment Company         2,487         2,397
* Vanguard LifeStrategy Growth Fund                Registered Investment Company         1,404         1,383
* Vanguard LifeStrategy Income Fund                Registered Investment Company         1,357         1,365
* Vanguard LifeStrategy Moderate Growth Fund       Registered Investment Company         4,102         3,955
* Vanguard PRIMECAP Fund                           Registered Investment Company        28,997        28,848
* Vanguard Small-Cap Value Index Fund              Registered Investment Company           659           643
* Vanguard Total Bond Market Index Fund            Registered Investment Company        15,040        15,310
* Vanguard Windsor II Fund                         Registered Investment Company        16,766        16,360
* Hercules Common Stock Fund                       Company Stock Fund                  216,340        73,203
* Loan Fund                                        6.50%-11.50%                          4,852         4,852
* Hercules Blended Interest Fund                   Unallocated Insurance Contract       91,177        91,177
                                                                                    ------------------------
Total assets held for investment purposes                                           $  458,529    $  307,663
                                                                                    ========================

* Indicates party-in-interest to the Plan

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN                    SCHEDULE II
SUPPLEMENTAL SCHEDULE H, PART IV, ITEM 4(j)
REPORTABLE TRANSACTIONS
DECEMBER 31, 2002

                                              (Dollars in thousands)
                                                                                                 Current Value of
Identity of Party                                                              Historical Cost      Asset on        Historical Gain
    Involved          Description of Asset    Purchase Price   Selling Price      of Asset       Transaction Date        (Loss)
-----------------    ----------------------   --------------   -------------   ---------------   ----------------   ---------------
The Vanguard Group   Hercules Blended           $  100,041                                          $  100,041
                     Interest Fund
The Vanguard Group   Hercules Blended                            $   8,864        $   8,864              8,864          $      -
                     Interest Fund
The Vanguard Group   Hercules Common                59,280                                              59,280
                     Stock Fund
The Vanguard Group   Hercules Common                                 2,285            4,151              2,285            (1,866)
                     Stock Fund

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Hercules Incorporated
Wilmington, Delaware

We have audited the accompanying statement of net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2002, and changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cogen Sklar LLP
Bala Cynwyd, Pennsylvania
June 17, 2003

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Hercules Incorporated
Wilmington, Delaware

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Hercules Incorporated Savings and Investment Plan (the "Plan") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 24, 2002

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

                                               /s/ Edward V. Carrington
                                               ---------------------------------
                                               Edward V. Carrington
                                               Vice President, Human Resources
                                               Plan Administrator
                                               June 30, 2003

                                  EXHIBIT INDEX

Number                                Description
 23.1       Consent of Independent Accountants

 99.1       Certification of Vice President, Human Resources and Plan
            Administrator Pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 99.2       Certification of Vice President and Treasurer, and Plan Sponsor
            Pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section
            906 of the Sarbanes-Oxley Act of 2002